Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement, dated September 27, 2016

Registration No. 333-203408

Lakeland Bancorp

$75,000,000

5.125% Fixed-to-Floating Rate Subordinated Notes due September 30, 2026

PRICING TERM SHEET

Issuer:	Lakeland Bancorp, Inc. (NASDAQ: LBAI)

Security:	5.125% Fixed-to-Floating Rate Subordinated Notes due September 30, 2026 (the “Notes”)

Rating:*	Subordinated debt rated BBB- by KBRA

Principal Amount:	$75,000,000

Pricing Date:	September 27, 2016

Settlement Date:	September 30, 2016 (T+3)

Stated Maturity Date:	September 30, 2026

Interest Payment Dates:	Each March 31 and September 30, commencing March 31, 2017, through September 30, 2021, and thereafter March 31, June 30, September 30 and December 31 of each year through the Stated Maturity Date, unless in any case previously redeemed.

Interest Payment Record Dates:	The interest payable on any fixed rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the March 15 and September 15 (whether or not a business day) immediately preceding such fixed rate interest payment date. The interest payable on any floating rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the March 15, June 15, September 15 and December 15 (whether or not a business day) immediately preceding such floating rate interest payment date.

Interest Rate:	Unless previously redeemed, the Notes will bear interest (i) from, and including, the settlement date to, but excluding, September 30, 2021, at a fixed rate equal to 5.125% per year and (ii) from, and including, September 30, 2021, at an annual floating rate equal to three-month LIBOR, as determined quarterly on the determination date for the applicable interest period, plus 397 basis points (3.97%).

Price to Public:	100% of Principal Amount

Underwriting Discount:	1.25% of Principal Amount

Net Proceeds to Issuer (after underwriting discount, but before expenses):	$74,062,500

Day Count Convention:	30/360 to but excluding September 30, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

Subject to obtaining prior approval of the Federal Reserve, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of September 30, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made by lot in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events.”

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer as described in the preliminary prospectus supplement and the accompanying prospectus.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	511637AA8 / US511637AA88

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Manager	Sandler O’Neill + Partners, L.P.

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.